

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2022

Gilad Yavetz
Chief Executive Officer and Director
Enlight Renewable Energy Ltd.
13 Amal St. Afek Industrial Park,
Rosh Ha'ayin, Israel

> **Re: Enlight Renewable Energy Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted July 25, 2022**
> **CIK No. 0001922641**

Dear Mr. Yavetz:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted July 25, 2022

Prospectus Summary
Overview, page 1

1. We note your disclosure in Figure 1 of Total Segment Revenue, which includes proceeds recognized as repayment of a contract asset accounted for under IFRIC 12, per disclosure on page F-83. As such, it appears that disclosure of Total Segment Revenue represents a non-IFRS measure. Please revise to remove the measure or identify the measure as a non-IFRS financial measure and include the disclosures required by Item 10(e) of Regulation S-K. We note Total Segment Revenue is also presented in Segment information disclosure beginning on page 72.

2.   We note your disclosure that you are a global renewable energy platform and that you develop, finance, construct, own, and operate utility-scale renewable energy projects. Please revise the summary disclosure here to briefly describe how you generate revenues.

3.   We note your statement that your operational projects generated an annualized consolidated return on invested capital of 11.6% as of March 31, 2022. Please revise to provide disclosure consistent with SEC Release No. 33-10751, such as context for an investor to understand this metric.

4.   We note your statement that over the last five years, "Enlight's share price has increased by approximately 480%, outperforming S&P Renewables index by more than 350%." Please revise to include balancing disclosure here to clarify that the competitors' business operations may differ from yours and that your future results may also be different from your prior results.

5.   Please provide support for your statements of belief that 1) your global platform includes some of the largest onshore wind and solar projects across Western Europe, central and eastern Europe and Israel; and that 2) Cl nera is a market leader in the Mountain West region of the United States, pioneering some of the largest renewable energy projects in the region.

6.   Given your multi-jurisdictional operations, please consider including a corporate organizational chart.

Summary consolidated financial and other data
Segment information, page 17

7.   We note your statement that you evaluate segment operating performance using Segment Revenue and Segment Adjusted EBITDA. However, IFRS 8 allows for only one measure of segment profitability. Therefore, disclosure of Segment Revenue appears to represent a non-IFRS measure. Please revise to remove the measure or identify the measure as a non-IFRS financial measure and include the disclosures required by Item 10(e) of Regulation S-K. We note Segment Revenue is also presented in Segment information disclosure beginning on page 72.

General business risks
We depend on certain Operational Projects for a substantial portion of our cash flows, page 31

8.   We note your disclosure that your largest Operational Project, Blacksmith, accounted for approximately 33% of your revenue and 25% of your Total Segment Revenue for the year ending December 31, 2021; and that the impairment or loss of any one or more of the projects in your operating portfolio, such as Blacksmith, could materially and disproportionately reduce your total energy generation and cash flows and, as a result, have a material adverse effect on your business, financial condition and results of operations. We further note your disclosure that, under the terms of certain of your offtake contracts, your projects' delivery of electricity is subject to curtailment or other

restrictions, and that the government of Serbia partially curtailed offtake from project Blacksmith in 2020. Please file as exhibits any written offtake agreements related to the Blacksmith project, as well as any other projects upon which you are substantially dependent, or advise us why you do not believe you are required to do so. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K, as contemplated by Item 8 of Form F-1.

Risk Factors
Cost inflation could adversely affect our business and results of operations, page 33

9.	We note your risk factor indicating that inflation could adversely affect your costs of land, raw materials and labor, and other goods and services needed to construct your projects, which could potentially reduce project profitability. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Risk Factors
Our amended and restated articles of association to be effective upon the closing of this offering, page 53

10.	We note your disclosure that your amended and restated articles of association will provide that, unless you consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act (the "Federal Forum Provision"). In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As such, please revise your risk factor to state that there is uncertainty as to whether a court would enforce your Federal Forum Provision, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. To the extent relevant, please similarly revise your risk factor at page 56, concerning the competent courts of Tel Aviv, Israel as the exclusive forum for derivative actions, to address any questions concerning enforceability.

Use of Proceeds, page 59

11.	We note your disclosure that you intend to use the net proceeds from the offering for the development and construction of your project portfolio, working capital purposes and general corporate purposes; and that you may also use a portion of the proceeds to acquire or invest in businesses, although you do not have agreements or commitments for any material acquisitions or investments at this time. Please revise to more specifically identify the principal intended uses of the net proceeds and provide the estimated amounts you intend to allocate to each identified purpose. If you do not have a current specific plan for the proceeds of this offering, please state this explicitly and discuss the principal reasons for the offering. Refer to Item 3.C.1 of Form 20-F.

Supply chain disruptions, page 65

12.   We note your disclosure regarding supply chain disruptions. Please discuss whether the disruptions materially affect your outlook or business goals, and specify whether they have materially impacted your results of operations or capital resources. Quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Please also discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any, and explain whether any mitigation efforts introduce new material risks. Additionally, please file as exhibits to your registration statement your agreements with the suppliers upon which your business is substantially dependent.

Management's discussion and analysis of financial condition and results of operations
Components of statements of operations
Project development expenses, page 67

13.   We note disclosure here regarding the nature of project development expenses and when such costs would be expensed versus capitalized. Please clarify whether this policy is the same described in Note 2(I) for Deferred costs in respect of projects. If true, it appears that the accounting policy footnote should be expanded to address the criteria described here. Supplementally, please tell us the accounting guidance you have relied on to support your capitalization policy for project development expenses.

Results of operations
Comparison of the years ended December 31, 2020 and 2021, page 70

14.   Please revise the discussion and analysis of operating results where the financial statements reflect material changes from period-to-period in one or more line items, including where material changes within a line item offset one another, to describe the underlying reasons for these material changes in quantitative and qualitative terms. Refer to Item 5 of Form 20-F. For example, we note the increase in selling, general and administrative expenses on page 72 is attributed to employee salaries and advisory fees. As another example, the explanation for the increase in Central and Eastern Europe segment revenue on page 74 refers to the commercial operation of project Selac in Kosovo and expiration of COVID-19-related curtailment at project Blacksmith in Serbia. Also, please clarify your disclosure on page 74 to explain the nature of the changes in production at your Israeli solar facilities that resulted in increased segment revenue.

Non-IFRS financial measures, page 75

15.   Your presentation of Total Segment Adjusted EBITDA in any context other than the IFRS 8 required reconciliation in Note 28 is considered the presentation of a non-IFRS measure. Please revise to remove the measure or identify the measure as a non-IFRS financial measure and include the disclosures required by Item 10(e) of Regulation

S-K. Refer to Question 104.04 of the Compliance and Disclosure Interpretations related to Non-GAAP measures.

16. In light of the above comment, it does not appear that you have reconciled FFO to the most directly comparable IFRS basis measure. Please revise your reconciliation accordingly.

Liquidity and capital resources, page 76

17. We note your discussion of how you finance the construction of your projects and how you fund your day-to-day operations. Please expand your discussion to analyze material cash requirements from known contractual and other obligations, and information regarding commitments for capital expenditures. Such disclosures should specify the type of obligation and the relevant time period for the related cash requirements. In addition, include a statement by the company that, in its opinion, the working capital is sufficient for the company's present requirements, or, if not, how it proposes to provide the additional working capital needed. Refer to Item 5.B of Form 20-F.

Management's discussion and analysis of financial condition and results of operations
Financing the construction of our projects, page 77

18. Please describe the material terms of your material contracts and file such as exhibits with your registration statement. In this regard, please file as exhibits your debentures, project financing agreements, and credit facility agreements with Bank Hapoalim Ltd. and Bank Leumi Le-Israel Ltd. or advise us why you do not believe you are required to do so. Refer to Item 601(b)(10) of Regulation S-K, as contemplated by Item 8 of Form F-1.

Project finance, page 78

19. We note the disclosure that as of December 31, 2021, you had approximately $1.3 billion of project finance debt outstanding, all in connection to projects in Europe and in Israel. Please disclose the material terms of your project finance debt here. In this regard, please enhance your disclosures and update the discussion at pages 103 - 104 accordingly.

Operating activities, page 83

20. Please provide a more robust analysis of the changes in cash flows provided by or used in operating activities. Your analysis should quantify all factors cited and address the material drivers underlying those factors. Please note that merely citing changes in working capital items and other items identified in the statement of cash flows may not provide a sufficient basis to understand how and why operating cash between comparative periods changed. Refer to Item 5.B of Form 20-F, including the instructions, and Section IV.B.1 of SEC Release No. 33-8350.

Business
Our business model: control over the entire project life cycle, page 89

21.	We note your statement that for your Gecama project in Spain, you were able to secure 50% non-recourse financing solely on a merchant basis. Please revise to explain what is meant by "merchant basis."

Principal shareholders, page 136

22.	Please expand your footnotes to disclose the natural person(s) with voting and investment power over the shares held by each of the entities in your table.

Certain relationships and related party transactions
Agreements with directors and executive officers
Employment agreements, page 138

23.	We note your disclosure that you have entered into written employment agreements with each of your executive officers. Please update your exhibit index to include these agreements as required by Item 601(b)(10) of Regulation S-K, as contemplated by Item 8 of Form F-1. In the alternative, please tell us if these agreements are not required to be publicly filed in your home country, are not otherwise publicly disclosed, and therefore are not required to be filed.

Share Capital, page 139

24.	Please disclose the portion of each class of securities held in the United States and the number of record holders in the United States. Refer to Item 4 of Form F-1 and Item 7.A.2 of Form 20-F.

A. Statement of compliance with international financial reporting standards (IFRS), page F-13

25.	Please revise to state definitively that your consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as Issued by the IASB. Refer to Item 17(c) of Form 20-F.

Notes to the financial statements as of December 31, 2021
Note 2 - Significant accounting policies
General, page F-13

26.	Please add disclosure of your accounting policy for the line titled 'Asset retirement obligation' or tell us why you do not believe such disclosure is necessary. Refer to IAS 1.117.

Q. revenue recognition, page F-27

27.   It appears from your disclosure here and in Note 21 that you have identified three distinct performance obligations. Please revise to provide a description of i) when you typically satisfy your performance obligations and ii) the significant payment terms associated with your performance obligations. Refer to IFRS 15.119(a) and (b). In addition, please tell us where you have addressed the following policy disclosure requirements or revise as necessary:

- Information necessary to understand your remaining performance obligations (IFRS 15.120-122);
- The judgments and changes in the judgments you made in applying IFRS 15 (IFRS 15.123);
- How you determine the timing of satisfaction of performance obligations (IFRS 15.124-125); and
- Information about the methods, inputs and assumptions used in determining the transaction price and the amounts allocated to performance obligations (IFRS 15.126).

Note 8 - Investments in investee entities
C. Investment in associate entities, page F-43

28.   We note you identify a number of associate entities as of December 31, 2021 with an "effective state in equity interests." As such, please revise to explain why the balance for 'Investments in equity accounted investees' is $0 on the consolidated statements of financial position as of December 31, 2021. As part of your revision, clarify the nature of the balance for 'Loans to investee companies' of $26,264 and $43,717 for the periods presented.

Note 9 - Contract assets in respect of concession arrangements, page F-44

29.   We note you break-out your contract assets between current and non-current on your consolidated statements of financial position. However, it is difficult to determine how those balances relate to the disclosures in this table. Please revise your presentation to provide a rollforward of the opening and closing balances of your contract assets and provide an explanation of any significant changes in the balances during the reporting periods. Refer to IFRS 15.116-118.

Note 14 - Credit from banking corporations, financial institutions and other credit providers
(4) Loans from other credit providers, page F-56

30.   Please clarify how the loans from other credit providers described in Note 14(4) are reflected in the table on page F-48 and revise to explain the meaning of a "mezzanine loan."

Note 15 - Debentures, page F-57

31.   We note you issued Series C convertible debentures in July 2021. Please expand your disclosure to clarify how you accounted for the conversion features identified in your disclosure. To this end, we note an equity component of $10,405 reflected in the statement on page F-7. However, it is not clear whether there was a derivative liability component as well.

A. Registered capital, page F-67

32.   Please revise to clarify the difference between the ordinary shares, which amounted to 18,000,000 as of December 31, 2021 versus the fully paid-up ordinary shares, which amounted to 925.1M.

Note 18 - Share capital
General - Capital reserves, page F-67

33.   Please tell us how you have addressed the requirement to present a reconciliation between the carrying amount at the beginning and the end of the period separately for Capital reserves. To this end, we note the individual components comprising Capital reserves in the consolidated statements of changes in equity on pages F-7 and F-8. However, it is not clear how the six different columns relate to the line item titled 'Capital reserves' on the balance sheet.

Note 27 - Financial instruments
C. Fair value, page F-81

34.   We note the line titled 'Financial assets measured at fair value through profit or loss' in the tables on page F-81. Please tell us your consideration of presenting this line by class of financial instrument. In this regard, showing separately those designated as such upon initial recognition or subsequently in accordance with paragraph 6.7.1 of IFRS 9 and those mandatorily measured at fair value through profit or loss in accordance with IFRS 9. Refer to IFRS 7.6 and 7.8(a). As part of your response, clarify where the 'Contracts in respect of forward transactions' and 'Interest rate swaps' are presented in your consolidated statements of financial position.

Note 28 - Operating segments, page F-82

35.   We note you have not reported a measure of total assets and liabilities for each reportable segment, or any of the other amounts specified in IFRS 8.23. Please supplementally confirm to us that such measures are not regularly provided to the chief operating decision maker or revise your disclosure as necessary.

General

36.   We note that your reporting currency is the U.S. dollar and that in disclosures throughout your submission, you present financial information in a transaction currency only, such as EUR, NIS, HUF, HRK, etc. To aid investor understanding, please revise the disclosures in your submission to present amounts in U.S. dollars or present the translated U.S. dollar amount parenthetically. In addition, where applicable, revise to include disclosure that identifies the currencies represented by HUF, HRK and an agorot.

37.   You refer to reports published by BloombergNEF (BNEF) and the Western Electricity Coordinating Council (WECC) for market and industry statistics. Please disclose the title and date of publication of each report. Please also tell us whether the information is publicly available.

38.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

        You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Energy & Transportation

cc: Joshua G. Kiernan